Exhibit 99.1

Cabbacis Reports Full Year 2025

Financial Results and Provides Corporate Update

Niagara Falls, New York – (BUSINESS WIRE) – Cabbacis (OTCQB: CABI), a federally-licensed tobacco-product manufacturer focused on its patented risk-reduction products being developed under the iBLEND™ brand name, today announced that it has filed its Annual Report on Form 1-K for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”).

2025 Financial Results and Company Highlights

●	The Company’s net loss in 2025 was $1,582,821, as compared to $915,886 in 2024. Basic and diluted earnings per share (EPS) in 2025 were ($0.24), as compared to ($0.15) in 2024. Cash used in operations in 2025 was $1,177,842, as compared to $487,150 in 2024. As a development company, Cabbacis had no revenue in 2025. The Company’s Annual Report, which includes audited financial statements, can be accessed on the SEC’s website.

●	Positive results of a clinical trial carried out by the Rose Research Center demonstrated that the Company’s patented iBLEND™ very-low-nicotine content cigarettes, which predominantly contain very-low-nicotine tobacco with added hemp, significantly reduced cravings for usual brand cigarettes and were highly rated for satisfaction on the standardized mCEQ questionnaire.

●	In focus group testing carried out by an independent research firm, sensory evaluations by adult smokers using iBLEND™ and several leading American brands of regular and menthol cigarettes, a majority of smokers in the consumer research panels rated the taste of iBLEND™ cigarettes as high or higher than the leading American brands tested.

▪	Also, smokers preferred iBLEND™, as compared to very-low-nicotine content cigarettes without hemp, by an approximate 3-to-1 margin!

●	A study of about 60 smokers will commence in the second quarter of 2026 to characterize how adult smokers use iBLEND™ cigarettes in their everyday lives, and how use and smoking behavior changes while using iBLEND™, as desired, for six weeks in naturalistic settings. The results of this study, along with those of another similar study being planned by the Company, will be incorporated into the iBLEND™ Premarket Tobacco Product Application (PMTA), which the Company expects to file with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) by January 2027.

●	The Company’s patent portfolio was fortified to 36 issued worldwide patents with the issuance of U.S. Patent No. 12,527,346, which includes seven claims on pods for electronic vaporizers covering blends of tobacco and hemp. Examples of popular vaporizers - also known as heated tobacco products - include Philip Morris International’s IQOS®, British American Tobacco’s glo®, and Japan Tobacco International’s Ploom®.

●	The Company has a clean balance sheet without any debt (other than accruals) and has launched a Regulation A (Tier 2) offering to raise up to $7.5 million (3.75 million shares at $2.00 per share) to support operations for the next two years. Proceeds will be used for product development and commercialization expenses including costs related to the upcoming filing of a PMTA with the FDA for iBLEND™ cigarettes, tobacco and hemp plantings, general corporate purposes and potential acquisitions. To date, investors have subscribed to approximately $1.2 million of the offering, and the Company continues to actively engage with prospective investors. The offering expires on the earlier of November 24, 2026 or upon the offering being fully subscribed.

iBLEND™ contains predominantly very-low-nicotine tobacco with added hemp resulting in a cigarette with approximately 95 percent less nicotine than the average of leading brands in the United States. Hemp became legal nationwide in the United States under the 2018 Farm Bill and is not intoxicating since it contains equal to or less than 0.3% THC. Hemp strains with less than 0.3% THC, or trace levels, are available and are being utilized for the Company’s products.

Joseph Pandolfino, founder and Chief Executive Officer of Cabbacis, stated, “Supported by very positive results of focus group testing, we believe our iBLEND™ cigarettes have the best taste and sensory characteristics of any very-low-nicotine tobacco cigarette ever produced, and iBLEND™ has the potential to become a major player in the smoking harm-reduction movement within the accelerating $1 trillion global tobacco and nicotine market. iBLEND™ could not be timelier, addressing the urgent market need for a very-low-nicotine content cigarette that smokers actually enjoy. The Company looks forward to completing our studies for our PMTA this year and potentially introducing iBLEND™ into a couple international markets by the end of 2026.”

To underscore the importance of Cabbacis’s products, about 49 million Americans use tobacco products, including 28 million cigarette smokers. Tobacco use is the leading cause of preventable disease and death in the United States, according to the U.S. Centers for Disease Control and Prevention. Worldwide, there are about 1.3 billion tobacco users, including 1 billion smokers, and tobacco use is the world’s leading cause of preventable death, according to the World Health Organization.

There is increasing demand for consumer-acceptable, alternative tobacco products, including those to help smokers smoke less, reduce their nicotine exposure and dependance, transition to less harmful products and/or quit tobacco altogether. Almost half of adult cigarette smokers attempt to quit each year, but less than 10 percent are successful.

About Cabbacis

Cabbacis (OTCQB: CABI) is focused on commercializing groundbreaking, patented risk-reduction tobacco products for the world’s one billion smokers. Led by its flagship iBLEND™ very-low-nicotine cigarettes and vaporizer pods in development, the Company is well positioned ahead of the proposed FDA rule to cap the nicotine content in all U.S. cigarettes. iBLEND™ predominately contains very-low-nicotine tobacco combined with non-intoxicating hemp to assist in smoking or vaping less, reducing nicotine exposure and dependence, transitioning to less harmful, non-combustible tobacco products, and/or increasing quit attempts. The Company also plans to commercialize very-low-nicotine tobacco cigarettes and little cigars without hemp and vaporizer pods with conventional-nicotine content tobacco and hemp.

Cabbacis holds a global patent portfolio of 36 issued patents and various pending patent applications - primarily covering tobacco-hemp combinations in cigarettes and vaporizer pods - across key markets including the United States, Europe, China, India, Japan, Indonesia, Russia, South Korea, Canada, Australia, New Zealand, Mexico and Brazil - where approximately two-thirds of the world’s smokers collectively reside.

To learn more, please visit cabbacis.com or follow us on LinkedIn or X.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular qualified by the SEC on November 24, 2025 and in our Annual Report on Form 1-K for the year ended December 31, 2025 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of that state or jurisdiction.

Investor Relations Contact:
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
CABI@mzgroup.us
www.mzgroup.us

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